UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       Advance Display Technologies, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   007422306 5
                                   -----------
                                 (CUSIP Number)


                  S. Lee Terry, Jr., Davis Graham & Stubbs LLP,
                  1550 17th Street, Suite 500, Denver, CO 80202
                                  (303)892-9400
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 12, 2004
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .

CUSIP No.                                                            007422306 5
--------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stephen P. Jarchow
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group

         (a)|_|  (b)|_|
--------------------------------------------------------------------------------

(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      Source of Funds

         SC
--------------------------------------------------------------------------------

(5)      Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          (7) Sole Voting Power:
              -0-
         -----------------------------------------------------------------------

          (8) Shared Voting Power:
              -0-
         -----------------------------------------------------------------------

          (9) Sole Dispositive Power:
               -0-
         -----------------------------------------------------------------------

         (10) Shared Dispositive Power:
               -0-
         -----------------------------------------------------------------------

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person:
              -0-
--------------------------------------------------------------------------------

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          |_|
--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11):
         0%
--------------------------------------------------------------------------------

(14)     Type of Reporting Person
         IN
--------------------------------------------------------------------------------

Item 1.       SECURITY AND ISSUER

      Common Stock, $.001 par value per share (the "Common Stock") of Advance Display Technologies, Inc. (the "Company"), 7334 So. Alton Way, Building 14, Suite F, Englewood, CO 80112.

Item 2.       IDENTITY AND BACKGROUND

(a) Stephen P. Jarchow

(b) 8411 Preston Road, Suite 650, Dallas, TX 75225.

(c) Principal of Regent Entertainment, motion picture producer, 8411 Preston Road, Suite 650, Dallas, TX 75255.

(d) None.

(e) None.

(f) U.S.


Item 3.       SOURCE OF FUNDS OR OTHER CONSIDERATION

         On October 12, 2004, the Reporting Person signed Settlement Agreements with the Company wherein he agreed to the repurchase of his 7,500,000 shares of the Company's Series D Convertible Preferred Stock for $37,500, which shares were convertible into the Company's Common Stock.


Item 4.       PURPOSE OF TRANSACTION

         See Item 3.

(a) None.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.


Item 5.       INTEREST IN SECURITIES OF THE ISSUER

(a)      -0- shares of Series D Convertible Preferred Stock beneficially owned.

(b)      Sole Power to Vote: -0- Shared Power to Vote: -0-
         Sole Power to Direct the Disposal:  -0-
         Shared Power to Direct the Disposal:  -0-

(c) None.

(d) None.

(e) October 12, 2004.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.


Item 7.       MATERIAL TO BE FILED AS EXHIBITS

              99.1 Settlement Agreement and Release (Investment) by and between Stephen Jarchow, Paul Colichman, the Company, Gene Schneider and Lawrence DeGeorge dated effective July 1, 2004 filed as Exhibit 99.1 to the Company's Form 8-K dated October 12, 2004 and incorporated by reference herein.

              99.2 Settlement Agreement and Release (Theaters) by and between Regent Entertainment Partnership, L.P., Regent Theaters LLC, Regent Releasing LLC and the Company dated effective July 1, 2004 filed as Exhibit 99.2 to the Company's Form 8-K dated October 12, 2004 and incorporated by reference herein..

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Date: January 13, 2005                                    /s/Stephen P. Jarchow
                                                          ----------------------
                                                          Stephen P. Jarchow